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                         Columbia Funds Series Trust I
                    Columbia Funds Variable Insurance Trust
                      Columbia Funds Institutional Trust
                          Columbia Funds Series Trust
                   Columbia Funds Variable Insurance Trust I
                          Banc of America Funds Trust
                  Columbia Funds Master Investment Trust, LLC
                             Excelsior Funds Trust
                             Excelsior Funds, Inc.
                       Excelsior Tax-Exempt Funds, Inc.

February 8, 2008

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Columbia Funds Series Trust I (File No. 811-04367)
    Columbia Funds Variable Insurance Trust (File No. 811-05199)
    Columbia Funds Institutional Trust (File No. 811-05857)
    Columbia Funds Series Trust (File No. 811-09645)
    Columbia Funds Variable Insurance Trust I (File No. 811-08481) Banc of America Funds Trust (File No. 811-21862)
    Columbia Funds Master Investment Trust, LLC (File No. 811-09347) Excelsior Funds Trust (File No. 811-08490)
    Excelsior Funds, Inc. (File No. 811-04088)
    Excelsior Tax-Exempt Funds, Inc. (File No. 811-04101)
    (the "Registrants")

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

    1) a copy of the Registrants' Fidelity Bond for the period October 31, 2007 through October 31, 2008, attached as Exhibit 1:

    2) a copy of the votes/resolutions of each Registrant's Board of Trustees/Directors approving the amount, type, form and coverage of the Fidelity Bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

    3) a copy of the Agreement Pursuant to Rule 17g-1 dated as of October 31, 2007, entered into pursuant to paragraph (f) of the Rule, attached as
       Exhibit 3; and

    4) a statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 4.

Please contact me at (617) 772-3829 if you have any questions.

Sincerely,

/s/ Julie B. Lyman
--------------------------
Julie B. Lyman
Assistant Secretary

cc: M. Pilat